July 18, 2025

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549

Attn:    Lauren Pierce

Jan Woo

Re:      Oblong, Inc.

Registration Statement on Form S-3

Filed June 20, 2025

File No. 333-288217

Dear Ms. Pierce and Ms. Woo:

This letter sets forth the response of Oblong, Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 1, 2025 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, filed with the Commission on June 20, 2025 (File No. 333-288217) (the “Registration Statement”). On July 18, 2025, the Company filed an amendment to the Registration Statement (the “Amendment”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided our response below each comment.

Registration Statement on Form S-3

Cover Page

1.

Please revise to indicate separately the number of shares being offered by selling shareholders issuable upon (i) the exercise of Pre-Funded Warrants; (ii) the conversion of outstanding shares of Series F convertible preferred stock; (iii) the conversion of Series F Preferred Stock acquired through exercise of outstanding Preferred Warrants; (iv) the exercise of Common Warrants; (v) the exercise of Placement Agent Warrants; and (vi) the exercise of Advisor Warrants. Also revise the footnotes to the selling shareholder table to indicate whether the shares are Conversion Shares, Warrant Common Shares, Pre-Funded Warrant Shares, Placement Agent Warrant Shares, or Advisor Warrant Shares.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the Amendment accordingly to indicate separately the number of shares being offered by selling shareholders issuable upon the exercise or conversion, as applicable, of the convertible securities. Additionally, the Company has also revised the disclosure on pages 23 through 27 (Selling Stockholders) to reflect the disaggregation of the shares issuable upon conversion or exercise, as applicable, of the convertible securities.

Selling Stockholders, page 17

2.

Please identify whether any of the selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter. Please revise or advise.

Response:  In response to the Staff's comment, the Company has revised its disclosure on pages 20 and 27 of the Amendment.

*     *     *     *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Ronald R. Levine, II, Esq., counsel to the Company, at (303) 836-2335.

Very truly yours,

Peter Holst

Chief Executive Officer

cc:        Ronald R. Levine, II, Esq.

Arnold & Porter Kaye Scholer LLP